UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

OUTCOME OF THE MEETING OF THE EQUITY SHAREHOLDERS OF VIDEOCON D2H LIMITED HELD ON MONDAY, 8TH MAY, 2017 AND RECEIPT OF APPROVAL FROM THE COMPETITION COMMISSION OF INDIA APPROVING THE PROPOSED COMBINATION OF VIDEOCON D2H LIMITED WITH DISH TV INDIA LIMITED

Outcome of the meeting of the equity shareholders of Videocon d2h Limited held on Monday, 8th may, 2017

In pursuance to the Order of the Hon’ble National Company Law Tribunal, dated 22nd March, 2017, the meeting of the equity shareholders of Videocon d2h Limited was held on 8th May, 2017 at Fort House, 2nd Floor, 221, Dr. D N Road, Fort, Mumbai – 400 001 for the purpose of considering, and if thought fit, approving, with or without modification(s), the Scheme of Arrangement for amalgamation among Videocon d2h Limited and Dish TV India Limited and their respective shareholders and creditors (“Scheme”).

At the said meeting, equity shareholders of the Company approved and accorded consent, with requisite majority, to the Scheme of Arrangement for amalgamation between Videocon D2H Limited, Dish TV India Limited and their respective shareholders and creditors.

The Company will shortly file Company Petition with the Hon’ble National Company Law Tribunal seeking sanction of the Scheme.

Receipt of approval from the Competition Commission of India approving the proposed combination of Videocon d2h Limited with Dish TV India Limited

The Company has, on 9th May, 2017, received a letter dated 4th May, 2017 from the Competition Commission of India, approving the proposed combination of Videocon d2h Limited with Dish TV India Limited

Forward looking statements

This announcement may contain forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Videocon d2h’s registration statement on Form F-4 filed with the SEC and available at http://www.sec.gov. All information provided in this announcement is as of the date hereof, unless the context otherwise requires. Other than as required by law, Videocon d2h does not undertake to update any forwardlooking statements or other information in this announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2017

Videocon D2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman